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September 8, 2005


Ms. Jennifer Hardy
Legal Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010


RE:      PDG ENVIRONMENTAL, INC.
         FORM 10-K/A# FOR THE FISCAL YEAR ENDED JANUARY 31, 2005
         FILED JUNE 10, 2005

         FORM 10-Q FOR THE FISCAL QUARTER ENDED APRIL 30, 2005
         FILED JUNE 14, 2005
         FILE NO. 000-13667

Dear Ms. Hardy:


Thank you for your comments in your letter of August 10, 2005 concerning the review of our Form 10-K/A for the fiscal year ended January 31, 2005 filed on June 10, 2005 and our Form 10-Q for the fiscal quarter ended April 30, 2005 filed on June 14, 2005. This letter includes our response to your comments. This letter also includes your question prior to our response.

FORM 10/A FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

Item 9A. Controls and Procedures, page 17

     1. Please disclose in greater detail the nature of the material weaknesses identified in your internal control over financial reporting and the specific steps you have taken to remediate these material weaknesses. In this regard, we note that your "management is taking actions to identify and remediate control deficiencies."

                    We have modified and supplemented our disclosure as requested by the Staff to provide additional detail.


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September 8, 2005
Ms. Jennifer Hardy


     2. Please clarify whether or not your external auditors confirmed your remediation steps.

                    We have modified our disclosure to note that our external auditors have not confirmed our remediation steps as our external auditors resigned on June 20, 2005 and our new external auditors were appointed on July 13, 2005 and will be reviewing the status of our internal controls as part of their procedures relative to their review of our July 31, 2005 quarter.


     3. We note the disclosure in the third paragraph regarding your system of controls. Please state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer each concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your system of controls. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on the Commission's website at www.sec.gov.

                    We have modified as requested by the Staff to conform with our facts and circumstances. We believe that given the size of our Company, the management structure in place, the control procedures we have enacted and the homogeneous nature of our operations that our internal systems are designed to provide reasonable assurance of achieving their objective and that our disclosure controls and procedures are effective at that reasonable level of assurance.

     4. The exception cross-referenced in the last paragraph does not appear to be in the first paragraph of this section. Please revise accordingly.

                    We have removed that erroneous reference.

FORM 10-Q FOR THE PERIOD ENDED APRIL 30, 2005

Item 4. Controls and Procedures, page 13


     5. Please comply with comments above, to the extent applicable, in this section.

                    We have modified our Form 10-Q filing as necessary.



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September 8, 2005
Ms. Jennifer Hardy


     Again, thank you for your comments.




                                                  Sincerely,


                                                  /s/ John C. Regan


                                                  John C. Regan

                                                  Chief Executive Officer and
                                                  Chief Financial Officer


Cc:      James D. Chiafullo, Esquire
         Cohen & Grigsby